June 18, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attention:    Dave Edgar

Re:    Digi International Inc.
Form 10-K for the fiscal year ended September 30, 2023
Form 8-K furnished on January 31, 2024
File No. 001-34033

Ladies and Gentlemen:

Set forth below is the response of Digi International Inc. (“we”, “us”, “our” or “Digi”) to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter to us dated April 24, 2024 (the “Comment Letter”). For your convenience, the text of the comment in the Comment Letter has been duplicated in bold type to precede our response.

Form 10-K for the Fiscal Year Ended September 30, 2023

Notes to Consolidated Financial Statements
Note 4. Segment Information and Major Customers, page 53

1.We note your breakdown of industry sectors that are served by each operating segment for both the IoT Product & Services (P&S) and IoT Solutions (Solutions) segments in response to prior comment 2. Please tell us whether sales for any of the operating segments included in each of your reporting segments are concentrated in a particular industry sector or sectors, and if so, why. In your response, provide us with a breakdown of revenue by operating segment for each industry served.

We respectfully advise the Staff that the information provided within the Reorganization and the impact on the organization section below results in this question no longer being applicable.

2.We note that while the CODM “focuses” on operating income as a percent of revenue for your P&S segments and gross profit margin for the Solutions segments, he receives both of these measures, as well as revenue, for each of your operating segments. Please explain how the CODM uses revenue for each of the operating segments, gross profit for the P&S segments, and operating income for the Solutions segments. For example, clarify whether he uses it to allocate resources, in discussions with segment managers, segment manager compensation, etc.

We respectfully advise that the information provided within the Reorganization and the impact on the organization section below results in this question no longer being applicable. The data provided and used by the CODM is described in the discussion below.

3.You state in your response the primary measure of profit used by your CODM to make decisions in your P&S segments is operating income as a percent of revenue, excluding certain allocations. However, there do not appear to be unallocated expenses in the measure of profit disclosed in Note 4. We also understand that your CODM receives each of gross profit and operating income for each of your operating segments. Please tell us how you determined the measure of profit or loss required to be disclosed for each of your reportable segments. Refer to ASC 280-10-50-22 and 50-28.

We respectfully advise that the information provided within the Reorganization and the impact on the organization section below results in this question no longer being applicable. Information on allocated expenses is described in the discussion below.

4.You state in your response to prior comment 3 that pricing for the product sales in your P&S segments can be variable, and the mix of product sales plays a heavy factor and does not always have consistency over reporting periods. Please explain further your references to variable pricing and to the mix of product and their impact on consistency over reporting periods. In this regard, clarify whether you are referring to variability for a particular operating segment period-over-period. If so, provide us with quantified information that supports such variability. To the extent you are referring to variability among the four operating segments in a given period, if any, explain further why such information would not be relevant in assessing performance and allocating resources for your P&S operating segments. In addition, tell us whether similar impacts from these factors would be observed in operating income, and if not, why not.

We respectfully advise that the information provided within the Reorganization and the impact on the organization section below results in this question no longer being applicable.

5.Please provide us with an analysis of available quantified data as it relates to revenue, gross profit, and operating income for each individual operating segment aggregated within your P&S and Solutions reportable segments.

We respectfully advise that the information provided within the Reorganization and the impact on the organization section below results in this question no longer being applicable.

6.You state that operating income as a percentage of revenue in fiscal 2021 and 2023 was similar for three of the four P&S operating segments. You further state that COVID-19 had a more significant impact on one operating segment than the other three in the P&S segment. For the one segment you indicate was outside of the band of operating income as a percentage of revenue for each year, please explain why you believe it was impacted more by the COVID-19 pandemic, why you believe the other segments were not similarly impacted, and how this factored into your aggregation analysis. If this did not factor into your analysis, explain why. Also, provide us with quantitative information to support your assertions that historically this one segment has demonstrated economic similarity with the other three operating segments.

We respectfully advise that the information provided within the Reorganization and the impact on the organization section below results in this question no longer being applicable.

7.You state that projected future performance for the P&S segments is not expected to change in a way that would impact your analysis other than in your Cellular segment, and that projected future performance is not expected to change for the Solutions segments. Please provide us with the quantitative data that supports your future expectations, including revenue, gross profit, and operating income, and explain how it was developed.

We respectfully advise that the information provided within the Reorganization and the impact on the organization section below results in this question no longer being applicable.

Reorganization and the impact on segment identification

We restructured our organization effective the third quarter of fiscal 2024. The resulting structure has changed our conclusions with respect to our analysis under ASC 280. The reorganization, as approved by Digi’s Board of Directors on May 23, 2024, appointed two segment leaders: an IoT Products and Services (“IoT P&S”) Segment Leader and an IoT Solutions (“IoT Solutions”) Segment Leader.

Segment identification analysis effective Q3

Following the reorganization, we have two operating segments which are also reportable segments under ASC 280: (i) IoT P&S; and (ii) IoT Solutions. Each operating segment is led by a Segment Leader who reports directly to our CEO. The CODM views the Company and allocated resources and makes financing decisions at the IoT P&S and IoT Solutions level. Within each of the two segments, there are identified product lines that each have a product leader who reports directly to the respective Segment Leader. The following organizational structure took effect during the third quarter of fiscal 2024:

IoT P&S

Our IoT P&S segment offers products and services that help original equipment manufacturers ("OEMs"), enterprise and government customers create and deploy, secure IoT connectivity solutions. From embedded and wireless modules to console servers as well as enterprise and industrial routers, we provide a wide variety of communication sub-assemblies and finished products to meet our customers' IoT communication requirements. In addition, this segment provides our customers with a device management platform to enable customers to capture and manage data from devices connected to networks. IoT P&S consists of the following product lines:

•Cellular Routers are fully enclosed devices that rest outside the machine for which they provide connectivity. The machines for which they provide connectivity interface with the router via a cable – i.e., they are plugged into the router. As their name implies, the routers provide communication via cellular protocols for the machine into which they are plugged.
•Console Servers are very similar to cellular routers. The primary difference is that these products are exclusively offered for edge computing installments and data center usage (i.e., they serve specific markets with specific product feature needs and use cases).

•Infrastructure Management offers connect sensors, cellular enabled devices that are battery operated, as well as other types of console server applications. These products are offered for edge computing and data center usage. There are some products that do not use cellular communications, but those are a small part of the product mix. Similar to console servers and cellular routers, the devices for which they provide connectivity interface via a cable – i.e., they are plugged into the device.
•OEM solutions are smaller form factor module products that the customer purchases to embed into their own device to enable computer and/or connectivity. These modules utilize either cellular or another wireless communication protocol (e.g., ZigBee, Bluetooth, LoRa, WiFi) based on the end user’s needs and preferences.

IoT Solutions

Our IoT Solutions segment consists of Ventus’s Managed Network-as-a-Service (“MNaaS”) business acquired in the first quarter of fiscal 2022 and our SmartSense by Digi (“SmartSense”) business. Ventus is a leader in MNaaS solutions that simplify the complexity of enterprise-wide area network (“WAN”) connectivity for customers. The Ventus portfolio includes cellular wireless and fixed line WAN solutions for connectivity applications in banking, healthcare, retail, gaming, hospitality and other sectors. SmartSense offers wireless temperature and other condition-based monitoring services as well as employee task management services. These solutions are focused on the following vertical markets: food service, healthcare (primarily pharmacies and hospitals) and supply chain.

Determination of Operating Segments:

Accounting Guidance Considerations – ASC 280, Segment Reporting:

Digi uses the guidance in ASC 280, Segment Reporting, in identifying our operating segments. ASC 280-10-50-1 specifies that an operating segment is a component of a public entity if it has all the following characteristics:

a.It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);
b.Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
c.Its discrete financial information is available.

If more than one operating segment is identified through applying the above guidance, then further analysis is completed to determine whether the segments can be aggregated (280-10-50-11) and whether the segments meet specified quantitative thresholds (280-10-50-12) that would make them a reportable segment.

Digi Analysis

1.Engagement in Business Activities

Each of Digi’s six product lines engages in business activities from which they can derive revenue and incur expenses. As such, all product lines meet this criterion. Management noted that while each product line can generate revenue independently, there are also shared headquarters and other functional costs that are not directly attributable to a specific product line and certain of those costs are not allocated to product lines. The unallocated cost centers do not engage in business activities as they support our segments and do not engage in any activities to generate revenue. As each of the product lines engage in business activities, each product line meets this criterion. However, note that nothing beyond Annualized Recurring Revenue (“ARR”)1 and revenue are provided to the CODM and all cost information at a product line level is only provided and reviewed by Segment Leaders.

2.The Chief Operating Decision Maker (“CODM”) Reviews Operating Results

Identification of the CODM and Segment Leadership

Ron Konezny, our CEO, is the Company’s CODM. While the Executive Leadership Team, defined as all individuals who report directly to the CODM (“ELT”), meets monthly as noted in 2(a and b) below and each member provides input to the ELT as it relates to their areas of responsibility, the final authority to make resource allocation decisions and assessing performance resides with our CODM.

We believe additional insight into the level at which our CODM reviews operating results to allocate resources and assess performance is evidenced by a variety of sources, including:
•information provided to and reviewed by our CODM (the “CODM package”);
•our organizational structure, including meetings between our CODM and the rest of the ELT;
•the level at which budgets are prepared and reviewed;
•the basis on which compensation is determined; and
•information provided to the board of directors.
No single factor is determinative in Digi’s analysis. Rather, we consider the totality of the information and carefully consider whether any of it may be inconsistent with the information used to identify our operating segments.

The CODM makes the key operating decisions for Digi, including decisions relating to significant contracts, market and product changes, capital expenditure deployment, marketing
1 Annualized Recurring Revenue is the annualized monthly value of all billable subscription contracts, measured at the end of any fiscal period. This is a key business metric used by the Company and is not a number directly from the financial statements of Digi. The metric is only related to revenue expected to reoccur in the future and has no cost elements included in the metric.

strategies, hiring and firing of key personnel and approving operating budgets. We assessed each of these factors prior to reaching a conclusion of reportable segments.

a.Information Provided to and Reviewed by our CODM

The operating results regularly reviewed by our CODM take various forms. The financial results are regularly reviewed by the CODM through monthly business review (“MBR”) meetings with the ELT, among them the segment leaders (identified as Steve Ericson, Segment Leader of IoT P&S, and Tony Puopolo, Segment Leader of IoT Solutions). The CODM package is provided to the CODM by the Director of FP&A for review at the MBR meeting. The MBRs are led by the CFO with the two Segment Leaders providing additional commentary when needed over their respective Segment financials. This presentation details financial performance for the month for the operating segments through gross profit, key operational activities for the period and a reforecast for the remainder of the quarter. The focus of the CODM package and review by the CODM is centered around ARR and revenue.

The following information is reviewed and discussed at a Digi-only level, as part of the CODM package:
-Sales Operations data including, but not limited to
oPipeline data for new Annual Recurring Revenue for the current quarter plus the future three quarters
oPipeline data for new hardware transactions
oWeekly pipeline creation and weekly bookings
-Overall channel inventory
-Current quarter P&L forecast (including months of the quarter that are in actuals) down through Adjusted EBITDA
-Cash and working capital metrics
-Overall talent metrics, including adds, departures, time to fill and turnover data

Data that is viewed and discussed at a segment-only level (IoT P&S / IoT Solutions) by the CODM include:
-Current quarter P&L forecast (including months of the quarter that are in actuals) down through gross profit
-Capital expenditure spending at forecast
-AR Aging
-Hiring statistics such as backfills, investments, time to fill

Data that is reviewed at the product level include:
-Bookings and pipeline data at a product level
-Top SKU’s in channel inventory
-Top SKU’s through channel Point of Sale data
-ARR forecast by product
-ARR metrics such as Average Revenue per Unit, license counts, attach rates, adds and churn.
-Gross inventory balance by product and inventory receipts forecast by product

The CODM largely focused on ARR under our prior organizational structure and he is expected to continue that focus under the new organizational structure. ARR is a commonly used industry term that captures the recurring nature of certain revenues and provides management and investors with useful information about the predictability of revenue in the future. ARR drives both top and bottom-line growth and is a key business metric the Company uses to manage the business and guide investors. As noted above, the only financial information provided at the product line level is ARR, revenue and inventory. The CODM package does not include any cost information, or any measure of profitability, at the product line level.

The CODM allocates resources on the following basis aligned to the request. Investments in all head count are presented by HR through requisitions approved by segment and functional (finance, HR, IT, supply chain, legal / corporate development) leaders and approved by the CODM. Each head count request comes with a business case. Investments of an expense basis that are non-headcount are presented by the segment or functional (finance, HR, IT, operations, legal / corporate development) leader and approved by the CODM, starting at dollar $50,000. Each request is accompanied by a business case analysis.

The determining factors in approving resource additions and non-headcount expenses are the same, which include in order:

oDigi’s overall performance against the Board approved plan at Adjusted EBITDA (term defined below)
oThe Segment’s overall performance against the plan at gross profit
oThe stand-alone business case of the head requested

Investments of a capital basis as defined as investments that meet the criteria of capitalization on our balance sheet are presented by the Corporate Controller through requests approved by segment and functional (finance, HR, IT, operations, legal / corporate development) leaders and approved by the CODM, starting at dollar $50,000. Each request comes with a business justification. The determining factors in approving resources of a capital nature are:
oDigi’s overall performance against its Board approved capital budget and cash flow plan
oThe stand-alone business justification of the capital requested

Regarding the measure of profit utilized by the CODM, gross profit, operating income, Adjusted EBITDA (defined as EBITDA adjusted for stock-based compensation expense, acquisition-related expenses, restructuring charges and reversals and changes in fair value of contingent consideration, litigation or other one-time non-recurring gains or losses) and EPS are reviewed on a consolidated Digi basis regularly. This includes a comparison of results to the Board approved plan, guidance and consensus.

Following the reorganization, gross profit is the only measure of profit reviewed by the CODM at a segment level (IoT P&S / IoT Solutions), with no cost information provided at any level below IoT P&S and IoT Solutions. Within IoT P&S, the Company regularly directs consumers to products and product lines based on the customer’s specifications and needs, making gross profit at the consolidated IoT P&S level the most useful metric. Following the recent reorganization, the CODM reviews only gross profit at the IoT P&S level as the segment leader evaluates the product line results. Within IoT Solutions, the two product lines within this segment are both service-based businesses with subscription-based offerings, leading to gross profit providing the best representation of contribution to the Company. With IoT Solutions ARR making up over 80% of the incurred revenue in any given period, the over-time revenue recognition does not align to the costs incurred to acquire said revenue. In addition, gross profit is less impacted by allocations and represents the singular measure of profit across the segments used by our CODM to measure performance.

Our CODM primarily uses the CODM package, and all financial information provided to him as defined above to make investment decisions, to prepare for the quarterly earnings release call, discussions with analysts and to present in quarterly Board meetings.

b.Organizational Structure

Refer to the summary above for the current organizational structure and reporting hierarchy. Beginning in the third quarter of fiscal 2024, there are now two segment leaders, who report to the CODM and are responsible for the development and execution of their respective operating segment’s strategy. Reporting to each segment leader are product line leaders that each oversee a specific product line. ASC 280-10-50-7 states, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” Under our organizational structure, each Segment Leader reports directly to, and is directly accountable to, the CODM. The product leaders do not report to the CODM and are not a regular part of the MBR review meetings. If specific items require knowledge of the product line leader, ad hoc communication may occur between the CODM and the product line leader, but there is not presentation of financial information related to costs to the CODM.

As noted above, the CODM is responsible for executing on the strategies and allocating the resources to achieve the objectives of the Company. The Segment Leaders then work with the rest of the ELT to understand the resource allocations and the strategy and execute the plan with the assistance of the product leaders to drive growth and meet the segment priorities.

Further, under our new structure, Digi’s primary resources are managed centrally at the segment level and resource allocation decisions for the segments are made by the Segment Leaders. Examples include:

•Capital expenditure budgets are reviewed and approved at the segment level.
•As part of working capital, inventory is managed at the segment level by segment finance and operations functions (note: AR and AP are managed at the enterprise level by the Controlling function).
•All costs within gross profit are directly attributable to a segment (IoT P&S or IoT Solutions).

•Talent updates are conducted with the Segment leaders supported by the CODM package above.

c.Budget Preparation and Review

The Company’s budgeting process is a “top-down” approach, under which consolidated ARR, revenue, gross profit, operating income, Adjusted EBITDA and EPS targets are developed by the CEO, in consultation with the CFO and the Director of FP&A, based on historical and projected operating performance. After these consolidated targets are determined, the CEO, CFO and Director of FP&A work with the Segment Leaders to establish annual performance targets for ARR, revenue and gross profit for each Segment. The Segment Leaders then create performance targets for the product lines and disseminate those to product line managers.

The Segment Leaders then work with the product leaders for the primary purpose of establishing performance targets at the product line levels is to drive a culture of accountability at all levels of the organization. Further, establishing targets at a more detailed level serves to promote the Digi mindset that Segment Leaders are focused on managing their portfolio of businesses to achieve the highest results possible and not solely focused on meeting targets at the overall segment level. Any changes to the operating performance targets at the segment level identified during the fiscal year are reviewed and approved by the CODM.

With respect to capital spending, budgets are established at the segment level as part of the AOP described above. Individual projects are evaluated and prioritized based on a number of factors, including return on investment, market competition and availability of funding. Capital allocation is made across the organization on an as-needed basis and is not controlled or limited by financial performance. The CODM is responsible for choosing where to invest and where not to invest and where to put our top resources.

d.Compensation Decisions

The segment leaders have, at the discretion and approval of the Compensation Committee of the Board, a portion of their incentive compensation based upon their individual segment level performance. There are no other employees that have compensation based on segment level performance.

e.Information Provided to the Board

For each quarterly Board meeting the Board receives materials that aid in the review of the Company’s financial status. Among these materials is always a financial status update for the Company. These materials align to the CODM package and include financial information at the consolidated Digi level through adjusted EBITDA and segment level through gross profit. These materials do not include any financial information at the product line level. Under both the prior and latest organizational structure, the Board of Directors only reviews and approves annual budgets at the consolidated Digi level. The CODM and CFO present the information to the

Board with a focus on providing information that is meaningful to the CODM and the Board in making decisions regarding resources at a segment or enterprise level.

f.Other Considerations

In reference to other corporate information and disclosures, the results that are communicated to external users of financial information (e.g., shareholders, analysts, etc.) are focused on the results of the segments. The key drivers for quarterly ARR and revenue trends may be discussed at certain product line levels within quarterly and yearly earnings releases and within the management’s discussion and analysis section of the Company’s Form 10-Q and 10-K to meet disclosure requirements, however, measures of profitability are never presented at a level lower than the segments. Quarterly investor calls and outlook calls (and the related slide decks) may refer to product line ARR or sales to explain performance by segment or the slide decks may provide qualitative background information on the product lines to educate investors on products by category, but they do not include or discuss profitability measures other than at the segment level.

3.Discrete financial information is available

Discrete financial information is available for each operating segment and each product line. However, as noted above, the CODM reviews through gross profit only at the segment level to make key decisions and does not receive or review any profitability information at the product line level. The other cost information monitored and tracked are for HQ Support Services (finance, HR, IT, facilities, operations, legal / corporate development) which are functions operated across Digi consolidated.

ASC 280-10-50-12 requires separate information be disclosed for each operating segment that meets any of the thresholds set out in that guidance. Each of our operating segments met all three of the quantitative thresholds for the year ended September 30, 2023 and we expect them to continue to meet these thresholds for the foreseeable future. Based on this, we have determined that both operating segments are our sole reportable segments.

Based on the qualitative and quantitative information noted above, beginning with the Form 10-Q for the quarter ending June 30, 2024, the Company will report two operating segments that also represent our reportable segments: IoT P&S and IoT Solutions. Our CODM reviews and makes business decisions using the monthly CODM package provided at the MBR meetings with detailed review of ARR, revenue and gross profit at these segment levels. Because gross profit is the profitability metric utilized by the CODM, it was determined to be Digi’s profitability metric. As such, Digi will report segment financial information for the two separate reportable segments through segment gross profit in the consolidated footnotes and necessary MD&A disclosures.

Change in the measure of segment performance

Beginning with our third quarter of fiscal 2024 the segment performance measure is gross profit. Beginning with our Form 10-Q for the third quarter of fiscal 2024, along with our Form 10-K for fiscal 2024 we will comply with all required disclosures based on the newly enacted reorganization.

If you have any additional questions or comments, please feel free to contact me directly.

Sincerely,
DIGI INTERNATIONAL INC.
By    /s/ James Loch
Chief Financial Officer

cc:    Dave Sampsell, EVP - Corporate Development, General Counsel & Corporate Secretary
Joshua Colburn, Faegre Drinker Biddle & Reath LLP